Williams & Webster, P.S.

Certified Public Accountants & Business Consultants

Board of Directors
Coffee Pacifica, Inc.
Berkeley, CA

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to incorporation by reference in this registration statement of Coffee Pacifica, Inc. on Form S-8 of our report dated March 28, 2007, relating to the financial statements of Coffee Pacifica, Inc. as of December 31, 2006 and 2005, which report appears in the annual report on Form 10-KSB of Coffee Pacifica, Inc.

Williams & Webster, P.S.

Spokane, Washington
May 2, 2007

Members of Private Companies Practice Section, SEC Practice Section, AICPA and WSCPA
Bank of America Financial Center • 601 W. Riverside, Suite 1940 • Spokane, WA 99201
Phone (509) 838-5111 • Fax (509) 838-5114 • www.williams-webster.com